Exhibit 99-1
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[LOGO OMITTED]     Koor Industries Ltd.



KOOR INDUSTRIES COMPLETES DEFENSE TRANSACTION - SELLS 70% OF ELISRA AND 13% TADIRAN COMMUNICATIONS TO ELBIT SYSTEMS FOR $128.1 MILLION

TEL AVIV, Israel - November 30, 2005 - Koor Industries (NYSE: KOR) ("Koor") a leading Israeli investment holding company, announced today that, further to its announcement dated August 25, 2005, it has completed the final stage of the Defense Transaction signed December 27, 2004 and amended July 6, 2005, among Koor, Elbit Systems Ltd. (NASDAQ: ESLT) ("Elbit") and Federmann Enterprises ("Federmann"), for $128.1 million in cash.

As part of the last stage, Koor sold its entire 70% holding in the Elisra Defense Group ("Elisra") for $68.8 million, and the balance of its 13% holding in Tadiran Communications (TASE: TDCM) ("TadCom") for $59.3 million, to Elbit.

As a result of the final stage of the transaction Koor will record, in the fourth quarter of 2005, a capital gain of approx. $29 million which is comprised of $22 million on the sale of Elisra and approx. $7 million on the sale of the Tadiran shares. The exact capital gains will be determined when Koor compiles its financial statements for the fourth quarter of 2005.

Koor currently holds 7.7% of Elbit and 70% of Dekolink, a start-up in the cellular area which Koor received, as part of the agreement, as dividend in kind from Elisra in the third quarter of 2005. As previously announced, Koor will also receive, as part of the agreement, additional consideration following receipt of future insurance proceeds.

Following the transaction Koor reduced its corporate net debt by $128.1 million; net debt now totals approx. $200 million ($110 million net bank debt and $90 million debentures).

Jonathan Kolber, Chief Executive Officer of Koor Industries: "Koor, together with our partners - Federmann Enterprises and Elbit Systems, are pleased to have been the driving force in creating Israel's largest private sector defense company by combining the Elisra Defense Group and Tadiran Communications under the auspice of Elbit Systems."

Danny Biran, President of Koor Industries and former Chairman of Elisra:
"Looking ahead, the newly formed defense group will be able to leverage on the diverse solutions of the combined pool of expertise in identifying new markets, expanding customer base and enhancing its total product offering. We look forward to benefiting from the fruits of the new and exciting company through our stake in Elbit Systems".

About Koor Industries
Koor Industries is a leading investment holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in telecommunications through its holdings in ECI Telecom (NASDAQ: ECIL) and Telrad Networks; in agrochemicals through Makhteshim Agan Industries (TASE:
MAIN); in defense electronics through the Elisra Defense Group, Tadiran Communications (TASE: TDCM) and Elbit Systems (NASDAQ: ESLT); and in promising start-ups in the fields of telecommunication and life sciences through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's ordinary shares are traded on the Tel Aviv Stock Exchange (TASE: KOR). For additional information please visit www.koor.com
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For further information, please contact:
Ran Maidan - Senior Vice President and CFO, Koor Industries Ltd. -
+9723 9008 310
or Fiona Darmon - Vice President, Investor Relations, Koor Industries Ltd. - +9723 9008 417


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Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.